UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogotá D.C., June 27, 2019

MATERIAL INFORMATION

ADRIAN NEUHAUSER APPOINTED NEW CHIEF FINANCIAL OFFICER OF AVIANCA HOLDINGS

The investment banking expert will assume starting July his new role as leader of the financial area of the Company.

Bogotá, June 27, 2019. Avianca Holdings S.A. informs that, Adrian Neuhauser takes office this July as Chief Financial Officer of Avianca Holdings, with a main assignment to strengthen the financial position of the Organization. In turn, Roberto Held will take up new duties as Senior Vice President of Treasury and directly report to the CFO. These changes are essential to continue the process that seeks to take the Company from a growth model to one of profitability.

Mr. Neuhauser will be responsible for leading the financial team of the Organization, backed by his more than 20 years of experience in the financial sector and his focus on investment banking. Mr. Neuhauser was Managing Director at Credit Suisse covering airlines throughout the Americas during the last three years. Previously, he held senior positions at Deutsche Bank, Bank of America as well as Merrill Lynch.

“Adrian’s experience as an investment banker is fundamental to successfully complete our corporate transformation plan. We hope that his leadership complements our team and allows us to accelerate the goals of profitability and strengthening of the capital structure of the Organization,” assured Roberto Kriete, Chairman of the Board of Directors of Avianca Holdings.

In turn, Mr. Neuhauser said: “I take on this challenge with great enthusiasm, all my efforts will be focused on making the Company more profitable every day, generating greater value for shareholders and investors.”

For his part, Roberto Held will have new responsibilities within the Company as Senior Vice President of Treasury. Mr. Held accompanied the execution of the new strategic plan of the Organization focused on profitability; closed the renegotiation of the order with Airbus; and reduced financial commitments by more than US$2.6bn. Likewise, he led the search for efficiencies, strengthening our cash and savings position through the CPI savings program, with goals of US$100M in 2018, and the reduction of CASK Ex Fuel in the last 2 years in a consistent manner.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

	Name:	Richard Galindo
	Title:	Vice President Senior General Counsel